UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

120 Adelaide Street West, Suite 1204 Toronto, ON M5H 1T1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Partner Granted Letter of Award from Noble Drilling to Drill Gabriella License Offshore Israel”, dated June 13, 2012
99.2	News Release “Adira Energy Granted Extension of Drill Contract and Spud Dates on its Gabriella and Yitzhak Licenses, Offshore Israel”, dated June 12, 2012
99.3	Adira Energy Ltd Unaudited Interim Consolidated Financial Statements March 31, 2012
99.4	Adira MD&A Q1 2012
99.5	Form 52-109F2R Certification of Interim Filings Q1 2012 - CEO
99.6	Form 52-109F2R Certification of Interim Filings Q1 2012 - CFO
99.7	Adira Energy Ltd. “Management Information Circular for the Special Meeting of Shareholders to be held on May 30, 2012”, dated May 2, 2012.
99.8	Adira Energy Ltd. Notice of Special Meeting of Shareholders
99.9	Adira Energy Ltd. Officer’s Certificate
99.10	Form of Proxy
99.11	Adira MD&A Q4 2011
99.12	Form 52-109F1 Certification of Annual Filings Q4 2012 - CEO
99.13	Form 52-109F1 Certification of Annual Filings Q4 2012 – CFO
99.14	Report of Independent Registered Public Accounting Firm dated April 5, 2012
99.15	Adira Energy Ltd. Consolidated Financial Statements December 31, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: June 13, 2012

/s/ Gadi Levin
Gadi Levin
Chief Financial Officer